UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TITAN TRADING ANALYTICS INC.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

887902104
(CUSIP Number)

Harold F.G. Elke
Suite 751, 815 – 8th Avenue, S.W.
Calgary, Alberta
Canada  T2P 3P2
(403) 543-2186
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2008 through to January 13, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box . ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No.   887902104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Harold F.G. Elke

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,817,977

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,817,977

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,817,977

Page 2 of 6 Pages

13D
CUSIP No.   887902104

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.56%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This statement relates to common shares, without par value, of Titan Trading Analytics Inc., a corporation formed under the laws of the province of British Columbia, Canada (the "Issuer") and continued under the laws of the province of Alberta, Canada, whose principal executive offices are located at Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada.

Item 2. Identity and Background.

(a)	Dr. Harold F.G. Elke

(b)	1415 – 7th Avenue South, Lethbridge, Alberta, T1J 1L2

(c)	Director; Titan Trading Analytics Inc.; software company; Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada

(d)	Dr. Harold F.G. Elke has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Dr. Harold F.G. Elke has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Canadian

Item 3. Source and Amount of Funds or Other Consideration.

On January 28, 2008, as a result of his position with the Issuer, Dr. Elke was granted 50,000 stock options to acquire common shares. In order to purchase the common shares subject to the stock options, Dr. Elke must pay the exercise price for such securities.

On January 30, 2008 Dr. Elke exercised 208,335 warrants at an exercise price of Cdn.$0.40 per share and acquired 208,335 common shares.  The aggregate amount paid by Dr. Elke from his personal funds was Cdn.$83,334.

Page 3 of 6 Pages

13D
CUSIP No.   887902104

On January 30, 2008 Harold F. G. Elke Professional Corporation, an entity that Dr. Elke maintains control and direction over and which shares are deemed to be beneficially owned by Dr. Elke, exercised 69,445 warrants at an exercise price of Cdn.$0.40 per share and acquired 69,445 common shares.  The aggregate amount paid by Dr. Elke from his personal funds was Cdn.$27,778.

In a private placement of units (“Units”) of the Issuer that closed on March 6, 2008, with each Unit consisting of one common share and one-half of one common share purchase warrant (“Warrants”), Dr. Elke acquired and registered in the name of Harold Elke, 77,780 common shares and 38,890 warrants.   The aggregate amount paid by Dr. Elke from his personal funds for the Units was Cdn$19,833.90.  In order to purchase the common shares underlying the warrants, Dr. Elke must pay the exercise price for such securities.

In a private placement of units (“Units”) of the Issuer that closed on March 6, 2008, with each Unit consisting of one common share and one-half of one common share purchase warrant (“Warrants”), Dr. Elke acquired and registered in the name of Harold Elke, 200,000 common shares and 100,000 warrants.   The aggregate amount paid by Dr. Elke from his personal funds for the Units was Cdn$51,000.  In order to purchase the common shares underlying the warrants, Dr. Elke must pay the exercise price for such securities.

On November 7, 2008, as a result of his position with the Issuer, Dr. Elke was granted 25,000 stock options to acquire common shares. In order to purchase the common shares subject to the stock options, Dr. Elke must pay the exercise price for such securities.

Item 4. Purpose of Transaction.

In public market transactions and through private placements Dr. Elke acquired a total of 486,115 common shares and a total of 138,890 warrants to purchase common shares. Dr. Elke purchased these securities for investment purposes.

In public market transactions and through private placements Harold F. G. Elke Professional Corporation, an entity that Dr. Elke maintains control and direction over and which shares are deemed to be beneficially owned by Dr. Elke acquired a total of 69,445 common shares.  Dr. Elke purchased  these securities for investment purposes.

Dr. Elke was granted 75,000 stock options to acquire common shares. These stock options that were granted to Dr. Elke by the Issuer are as a result of his position with the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)
Dr. Harold Elke is the beneficial owner of 2,817,977 common shares, or 5.56% of the Issuer's outstanding common shares as of January 13, 2009, which includes (A) 150,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that have vested and are fully exercisable at an exercise price of Cdn$0.30 per share until January 8, 2012; (B) 50,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan of which, 12,500 vested immediately, 12,500 vested on July 28, 2008, 12,500 will vest on January 28, 2009 and 12,500 will vest on July 28, 2009.  All are exercisable at an exercise price of Cdn$0.37 per share until January 28, 2013; (C) 25,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan of which, 8,333 will vest May 7, 2009, 8,333 will vest on November 7, 2009, and 8,334 will vest on  May 7, 2010.  All are exercisable at an exercise price of Cdn$0.36 per share until November 7, 2013; (D) 7,500 common shares underlying warrants that are exercisable any time at an exercise price of Can$0.60 until December 7, 2009; (E) 138,890 common shares underlying warrants that are exercisable any time at an exercise price of Can$0.35 until March 6, 2010.

(b)	Number of shares as to which such person has:

Page 4 of 6 Pages

13D
CUSIP No.   887902104

(i)
Sole power to vote or to direct the vote of 2,817,977 common shares, which includes (1) 225,000 common shares issuable pursuant to stock options under the Issuer's stock option plan; and (2) 146,390 common shares issuable upon the exercise of warrants;

(ii)	Shared power to vote or to direct the vote of 0 common shares.

(iii)
Sole power to dispose or to direct the disposition of 2,817,977 common shares, which includes (1) 225,000 common shares issuable pursuant to stock options under the Issuer's stock option plan; (2) 146,390 common shares issuable upon the exercise of warrants;

(iv)	Shared power to dispose or to direct the disposition of 0 common shares.

(c)	Except as described in Item 3 above, Dr. Harold Elke did not effect any transactions in the Issuer’s common shares since the most recent filing of Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Dr. Harold Elke may acquire 150,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that have vested and are fully exercisable at an exercise price of Cdn$0.30 per share until January 8, 2012;

Dr. Harold Elke may acquire 50,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan of which, 12,500 vested immediately, 12,500 vested on July 28, 2008, 12,500 will vest on January 28, 2009 and 12,500 will vest on July 28, 2009.  All are exercisable at an exercise price of Cdn$0.37 per share until January 28, 2013;

Dr. Harold Elke may acquire 25,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan of which, 8,333 will vest May 7, 2009, 8,333 will vest on November 7, 2009, and 8,334 will vest on  May 7, 2010.  All are exercisable at an exercise price of Cdn$0.36 per share until November 7, 2013;

Dr. Harold Elke may acquire 7,500 common shares underlying warrants that are exercisable commencing December 7, 2007 at an exercise price of Cdn$0.60 per share until December 17, 2009.

Dr. Harold Elke may acquire 138,890 common shares underlying warrants that were exercisable commencing March 6, 2008 at an exercise price of Cdn$0.35 per share until March 6, 2010.

Item 7. Material to be Filed as Exhibits.

Not Applicable

SIGNATURE

Page 5 of 6 Pages

13D
CUSIP No.   887902104

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 26, 2009

/s/ Harold F.G. Elke
Harold F.G. Elke

Page 6 of 6 Pages